Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
PARIS RE Holdings Limited
(Commission File No. 132-02692)
PARIS RE Holdings Limited
Extraordinary General Meeting on August 11, 2009

Stock Information
à	Mnemo : PRI

à	ISIN : CH0032057447

à	Bloomberg : PRI FP

à	Reuters : PRI PA

à	Euronext Paris - B

Contacts
+41 41 727 51 57

à	Analysts & Investors Rating agencies

investor.relations@paris-re.com

à	Media press.relations@paris-re.com
Coming next
à	2Q09 and 1H09 results

Monday August 10, 2009

PARIS RE Holdings Ltd. Postrasse 30, Postfach 851 CH-6301 Zug +41 41 727 51 51 www.paris-re.com

Zug, Switzerland, July 21, 2009. PARIS RE Holdings Limited (Euronext: PRI) (the “Company”) announces that an Extraordinary General Meeting of its shareholders will be held on August 11, 2009 at 2:00pm (CET) at Casino Zug, Artherstrasse 2-4, CH-6300 Zug, Switzerland.
The invitation was published on July 21, 2009 in the Swiss Commercial Gazette and will be published on July 22, 2009 in the French Bulletin des Annonces Légales Obligatoires.
The documentation related to this Extraordinary General Meeting can be obtained at the head offices of the Company (PARIS RE Holdings Limited, Poststrasse 30, Postfach 851, CH-6300 Zug, Switzerland), accessed on line on the Company website (www.paris-re.com) under section Investor Relations/Regulated Information, or upon written request to the Company’s head offices or to its financial intermediary: SIX SAG AG, Postfach, CH-4609 Olten, Switzerland (fax: +41 62 311 61 95 – tel: +41 62 311 61 72, alan.arkula@sag.ch).

Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE and PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.

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